

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Chris Bursey
President and Chief Executive Officer
Direct Communication Solutions, Inc.
17150 Via Del Campo, Suite 200
San Diego, California 92127

> **Re: Direct Communication Solutions, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 14, 2020**
> **File No. 024-11319**

Dear Mr. Bursey:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering, or that a foreign jurisdiction is prepared to approve or otherwise permit sales of the securities. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Tollefsen